UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of January 2015

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv, Israel 64733

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 28, 2015, Galmed Pharmaceuticals Ltd. (the “Company”) issued a press release announcing it has entered into a Manufacturing Services Agreement (the “Agreement”) with Perrigo API Ltd. (“Perrigo”), a subsidiary of Perrigo Company plc (NYSE: PRGO), for, among other things, the large-scale production of the active pharmaceutical ingredient (“API”) of the Company’s product candidate, aramchol. According to the terms of the Agreement, Perrigo will provide scale-up and manufacturing process optimization services for large-scale production of the aramchol API, manufacture the aramchol API pursuant to current good manufacturing processes and perform additional development services regarding manufacturing optimization for the aramchol API (collectively, the “Project”). The Agreement also provides Perrigo with the option to negotiate an exclusive commercial contract for the manufacture of commercial supplies of the aramchol API in the future for a minimum term of five years, pursuant to which Perrigo will also provide further services to validate the API manufacturing process, subject to certain conditions, including the successful completion of all clinical trials and obtaining regulatory approval of aramchol to market the drug.

In addition to standard mutual termination provisions, including for uncured breach, financial condition and certain corporate transactions, the Company may terminate the Agreement upon thirty (30) days’ prior written notice in the event of a failure in its current or future clinical trials or the receipt of inconclusive results from such trials, or if the Company otherwise decides in its discretion not to proceed with the commercialization of aramchol. Either party may terminate the Agreement upon fourteen (14) days’ prior written notice in the event of a substantial delay (defined as more than three (3) months in the aggregate) by the other party in the timeline of the Project, provided that the parties cannot agree on a new timeframe for the Project. The Company may also terminate the Agreement upon thirty (30) days’ prior written notice in the event of a change of control of Perrigo or if Perrigo publically announces that it has entered into an agreement pursuant to which such change of control will occur. However, in the event of a change of control of the Company, the Company may, subject to complying with certain conditions, including the payment of a fee, terminate the Agreement upon thirty (30) days’ prior written notice.

Under the Agreement, the Company owns all confidential information and intellectual property rights relating to the aramchol API, including any inventions specific to any API discovered by Perrigo in the course of providing services under the Agreement and as a result of performing the Project, including all results and deliverables in connection with the Project. Perrigo, on the other hand, owns all intellectual property and inventions discovered in &the course of the Agreement related to the research, development and manufacturing methodologies which are not specific to the aramchol API. Notwithstanding the foregoing, subject to the Company’s payment of the consideration for a certain part of the Project, Perrigo shall grant the Company a perpetual, non-exclusive license such that the Company, its affiliates and any third party on the Company’s behalf may use the Perrigo-owned inventions solely to manufacture the aramchol API or the final aramchol product.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated January 28, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: January 28, 2015	By:	/s/ Allen Baharaff
Allen Baharaff
Chief Executive Officer